FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 4TH OF SEPTEMBER 2014

1.            DATE, TIME AND PLACE: On the 4th of September 2014, at 09:30 a.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Arnaud Strasser; Secretary: Caio Machado Filho.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri (p.p Arnaud Strasser), Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d´Estaing and Mrs. Maria Helena dos Santos Fernandes Santana were present.

4.            AGENDA: Resolution on the issuance of shares within the Company’s stock option plan and on the respective share capital increase.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the item comprised in the agenda and unanimously approved the following resolutions:

5.1.         The Board members discussed the Company’s stock option plans approved at the General Meetings held on December 20th, 2006 and on May 9th, 2014 (together, “Plans”), and in accordance with the recommendation of the Financial Committee expressed at the meeting held on September 2nd, 2014, unanimously resolved the following:

5.1.1.     In view of the exercise of A6 Silver and Gold, A7 Silver and Gold, B1 and C1 Series of the Plans, observing the limit of the Company´s authorized capital, as set forth in Section 6 of the By-Laws, approved the capital increase of the Company in the amount of R$ 2,914,011.35 (two million, nine-hundred and fourteen thousand, eleven Reais and thirty-five cents), through the issuance of 81,121 (eighty-one thousand, one hundred and twenty-one) preferred shares, being:

(i) 21,543 (twenty-one thousand, five hundred and forty-three) preferred shares, at the issuance price of R$ 64.13 (sixty-four and thirteen cents) per share, determined according to the Plans, in the total amount of R$ 1,381,552.59 (one million, three hundred and eighty-one thousand, five hundred and fifty-two Reais and fifty-nine cents), in connection with the exercise of A6 Silver Series;

(ii) 21,535 (twenty-one thousand, five hundred and thirty-five) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, determined according to the Plans, in the total amount of R$ 215.35 (two hundred and fifteen Reais and thirty-five cents), in connection with the exercise of A6 Gold Series;

(iii) 18,932 (eighteen thousand, nine hundred and thirty-two) preferred shares, at the issuance price of R$ 80.00 (eighty Reais) per share, determined according to the Plans, in the total amount of R$ 1,514,560.00 (one million, five hundred and fourteen thousand, five hundred and sixty Reais), in connection with the exercise of A7 Silver Series;

(iv) 18.921 (eighteen thousand, nine hundred and twenty-one) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, determined according to the Plans, in the total amount of R$ 189.21 (one hundred and eighty-nine Reais and twenty-one cents), in connection with the exercise of A7 Gold Series;

(v) 80 (eighty) preferred shares, at the issuance price of R$ 104.25 (one hundred and four Reais and twenty-five cents) per share, determined according to the Plans, in the total amount of R$ 8,340.00 (eight thousand, three hundred and forty Reais), in connection with the exercise of B1 Series; and

(vi) 110 (one hundred and ten) preferred shares, at the issuance price of R$ 83.22 (eighty-three Reais and twenty-two cents) per share, determined according to the Plans, in the total amount of R$ 9,154.20 (nine thousand, one hundred and fifty-four Reais and twenty cents), in connection with the exercise of C1 Series.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, according to the Company´s By-Laws, including full right to participate in the distribution of interim dividends regarding the 3rd Quarter of 2014.

5.1.2.     Consequently, the Company´s share capital shall pass from R$6,786,170,868.69 (six billion, seven hundred and eighty-six million, one hundred and seventy thousand, eight hundred and sixty-eight Reais and sixty-nine cents) to R$6,789,084,880.04 (six billion, seven hundred and eighty-nine million, eighty-four thousand, eight hundred and eighty Reais and four cents) divided into 265,218,912 (two hundred and sixty-five million, two hundred and eighteen thousand, nine hundred and twelve) shares with no par value, 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 165,539,061 (one hundred and sixty-five million, five hundred and thirty-nine thousand, sixty one) of which are preferred shares.

6.            APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 4th of September, 2014. Signatures: Chairman – Arnaud Strasser; Secretary – Caio Machado Filho. Jean-Charles Naouri (p.p. Arnaud Strasser), Arnaud Strasser, Maria Helena dos Santos Fernandes Santana, Yves Desjacques, Antoine Marie Lazare Giscard d’Estaing, Luiz Augusto de Castro Neves, Eleazar de Carvalho Filho e Luiz Aranha Corrêa do Lago. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Caio Machado Filho

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 4, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.